UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant's Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F]

Form 20-F _X__   Form 40-F _____

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____ No _X_

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____ No _X_

[Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12-g-3-3(b) under
the Securities Exchange Act of 1934]

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-_____

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 801-5499

NEWS RELEASE

November 3, 2006


TSX-V Trading Symbol: **ASX**
OTC BB Trading Symbol: **ASXSF**


ALBERTA STAR FEATURED ON GLOBAL NATIONAL TV-CURRENTS FEATURING "THE GLOBAL RENAISSANCE OF URANIUM"

Alberta Star Development Corp., (the "Company") listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company will be featured in a documentary hosted by Global National's Kevin Newman on Saturday November 4, 2006 at 7 o'clock PM Pacific Standard Time. The documentary is called Somba Ke - The Money Place and features the Company's uranium exploration work being conducted in Canada's Northwest Territories and the global resurgence of uranium mining and uranium exploration occurring in Canada as uranium prices reach all time highs. The November 3, 2006 spot price for uranium is now $60.00 US per pound.

Excerpts of the Global National TV - Currents documentary may be viewed by clicking on the following links:

www.alberta-star.com

Then click on: Global TV

Also at:
www.canada.com/globaltv/globalshows/globalcurrents/somba_key/index2.html

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in northern Canada. The Company is committed to creating shareholder value. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star's In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at **(604) 948-9663.**

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO
Alberta Star Development Corp.
Tel 604.681.3131 Fax 604.801.5499
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.